82-4545



уралсвязьинформ

Открытое акционерное общество «Уралсвязьинформ»
ул. Московская, д. 11, г. Екатеринбург, Россия, 620014
тел. (343) 376-20-00, факс (343) 379-12-90
e-mail: usi@gd.usi.ru, internet: www.usi.ru
р/с 40702810749020101137 в Западно-Уральском банке СБ РФ
к/с 30101810900000000603, БИК 045773603, ОКПО 01134530
ОГРН 1025900510349, ИНН/КПП 5902183094/5901150001

03.04.2006 № 09.1-14/3973

На № ____________ от ______________

The U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N. W.
Mail Stop
Washington, D. C. 20549
U. S. A.


SEC MAIL
PROCESSING
RECEIVED
APR 10 2006
WASH. D.C.
213
SECTION

SUPPL

Dear Sirs,

In connection with Uralsvyazinform's exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities and Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12(g)3-2(b)(1)(iii), enclosed please find the information on corporate actions dd. March 27, 2006.




06012447

Sincerely yours,

Elena V. Neverova

Head of Equity and IR Department

PROCESSED
APR 12 2006
THOMSON
FINANCIAL

Equity and IR Department
Tel.: +7 (343) 379 12 19


uralsvyazinform

11 Moskovskaya ul., Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

March 27, 2006

On March 27, 2006 OJSC Uralsvyazinform obtained a notice on a new license issued for its services.

License type: license for rendering local telephony services using shared access.

Number, date of issuing the license, and State authority that issued the license: №39503 dd. March 15, 2006, issued by the State Telecommunication Committee.

Term of the license: not specified in the Licensing authority notice.

The date on which a respective decision of the Licensing authority on issuing the present license entered into force: March 15, 2006.

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru


uralsvyazinform

11 Moskovskaya ul., Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

March 27, 2006

On March 27, 2006 OJSC Uralsvyazinform obtained a notice on a new license issued for its services.

License type: license for rendering telecommunication services on communication channels assignment.

Number, date of issuing the license, and State authority that issued the license: №39378 dd. March 15, 2006, issued by the State Telecommunication Committee.

Term of the license: not specified in the Licensing authority notice.

The date on which a respective decision of the Licensing authority on issuing the present license entered into force: March 15, 2006.

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru